

Zao Wou-Ki (1921)



Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the Post-War era.

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Initial Offering Price

$1,745,000

Similar Sales



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Price Appreciation of Similar Works[2]

16.2%

Sharpe Ratio

Zao Wou-Ki	All Art	S&P 500
1.33	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	significant $158,129,017
Repeat Sales	view

72% Progress

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WHY WE LIKE THIS PAINTING

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02:09

- On offer is a painting from Chinese-French artist Zao Wou-Ki's desirable "Infinity Period," executed between 1981 and 1982. Together with his peers Wu Guanzhong and Chu Teh-Chun, Zao Wou Ki has informally been deemed one of the "Three Musketeers of Chinese Modernism."
- According to a 2009 exhibition catalogue, it is possible the soft, misty hues of Zao Wou-Ki's "Infinity" works, which are evident in the Painting, also relate to Claude Monet's famed water lily paintings, further strengthening the fusion of Eastern and Western influences.
- The artist's top ten auction sales have been achieved since January 1, 2017, two of which are from the "Inifnity Period," including: *Juin-Octobre 1985* (1985), which represents the artist's top auction record and sold for $65,204,488 in September 2018, and *Triptyque 1987-1988* (1987-88), which sold for $22,677,376 in May 2019.
- Examples from the "Infinity Period" comparable in composition to the Painting have achieved prices in excess of $2 million at auction, including: *17.12.82* (1982), which is also comparable in size to the Painting, and sold for $2,165,462 in May 2021, and *29.02.88* (1988), which is larger than the Painting but executed in a similar palette, and sold for $6,439,013 in July 2020.
- Our acquisitions team has reviewed almost 130 examples of work by Zao Wou-Ki from around the world, some of which are priced in excess of $10 million. Of these 130 works, this is the fourth one we have selected to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$158,129,017	373

ZAO WOU-KI

b. 1921, CHINA – d. 2013, SWITZERLAND



$1,745,000

INITIAL OFFERING

16.2%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 36 × 29 in. (91 × 74 cm.)

Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the Post-War era.

The Painting is a characteristic example of Zao Wou-Ki's innovative experimentation and synthesis of Chinese and Western artistic traditions. Executed between 1981 and 1982, the Painting belongs to Zao Wou-Ki's "Infinity Period," which began in the mid-1970s and continued through the 1990s. Works from this series represent a stylistic shift from the artist's earlier "Hurricane" paintings, which typically employed energetic brushwork configured around a central axis. The Painting depicts organic, arched forms with a central open space, a common compositional format of the "Infinity" works, which were mainly inspired by traditional Chinese painting techniques and Eastern philosophies. The Painting features hazy, diluted shades of green and blue with delicate splatters of white paint. According to a 2009 exhibition catalogue, it is possible the soft, misty hues of Zao Wou-Ki's "Infinity" works, which are evident in the Painting, also relate to Claude Monet's famed water lily paintings, further strengthening the fusion of Eastern and Western influences. As of August 29, 2022, large-scale "Infinity" paintings executed in the 1980s account for two of Zao Wou-Ki's top ten auction records. These include the monumental *Juin-Octobre 1985* (1985), which holds the artist's top auction record, and sold for HKD$510,371,000 ($65,204,488) on September 30, 2018 at Sotheby's, Hong Kong, and *Triptyque 1987-1988* (1987-88), which sold for HKD$178,000,000 ($22,677,376) on May 25, 2019 at Christie's, Hong Kong. As of August 29, 2022, examples from the *Infinity Period* comparable in composition to the Painting have achieved prices in excess of $2 million at auction. *17.12.82* (1982), which is also comparable in size to the Painting, sold for HKD$16,810,000 ($2,165,462) on May 25, 2021 at Christie's, Hong Kong. *29.02.88* (1988), which is larger than the Painting but executed in a similar palette, sold for HKD$49,904,000 ($6,439,013) on July 8, 2020 at Sotheby's, Hong Kong. The Painting's year, composition, execution, and platte make it a commercial and desirable work by Zao Wou-Ki.

Zao Wou-Ki, like many of his Western contemporaries, became immersed in abstraction during the 1950s, however, the artist's approach was distinct in that he found many influences for his abstractions in Traditional Chinese painting. In 1959, the Kootz Gallery in New York City became the first to hold a solo exhibition of the artist's abstract canvases in the United States and established his presence in the Post-War movement alongside other painters it represented, such as Pierre Soulages, Hans Hoffmann and Robert Motherwell. Over the next decade, Zao's career continued to advance. In 1968, Zao was featured in the exhibition, "Painting in France 1900-1967," which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts. Though he had spent a significant portion of his professional career in Europe, Zao Wou-Ki was a leading artistic figure in both the East and West. In his lifetime, Zao was granted numerous exhibitions and retrospectives, including at the Grand Palais and the Bibliothèque Nationale de France in Paris, the Taipei Fine Arts Museum, the Hong Kong Museum of Art and the National Art Museum of China in Beijing, among others. As of December 1, 2021, all of the artist's top ten auction records have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold on September 30, 2018 for HK$510,371,000 (US$65,204,488), followed by *04/01/79* (1979), which sold on December 2, 2020 for CN¥174,800,000 (US$26,762,229), and *29/01/64* (1964), which sold on November 25, 2017 for HK$202,600,000 (US$25,944,956).

AS OF AUGUST 29, 2022 ALL OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED SINCE JANUARY 1, 2017, LED BY *JUIN-OCTOBRE 1985* (1985), WHICH SOLD ON SEPTEMBER 30, 2018 FOR HK$510,371,000 (US$65,204,488), FOLLOWED BY *29.09.64* (1964), WHICH SOLD ON MAY 26, 2022 FOR HKD$278,000,000 ($35,414,698), AND *04.01.79* (1979), WHICH SOLD ON DECEMBER 4, 2020 FOR CN¥174,800,000 (US$26,762,229).

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Zao Wou-Ki (b. 1921, Beijing, China - d. 2013, Nyon, Switzerland) was a pioneering artist known for his abstract paintings that blended Eastern and Western aesthetics. He was born as T'chao Wou-ki to the T'chao family and raised in Nantung, a town north of Shanghai in the Jiangsu province of China. At the age of fifteen, Zao was accepted to the prestigious Hangzhou National College of Art, now known as the China Academy of Art, where he would spend the following six years learning both Chinese and Western painting techniques. This was a formative time for the artist, who together with his academy peers Wu Guanzhong and Zhu Dequn (Chu Teh-Chun) have been informally called the "Three Musketeers of Chinese Modernism." In 1941, the artist had his first solo exhibition in Chongqing, which drew inspiration from the works of the European Modernists he found on foreign postcards or in magazines. In 1946, the Cultural Attaché of the French Embassy in China, Vadime Elisseeff, organized for Zao's work to be included in a display of contemporary Chinese painters at the Cernuschi Museum in Paris. In 1948, not long before the Communist takeover of China, Zao permanently relocated to France and was eventually granted citizenship in 1964. Once in Paris, Zao settled in Montparnasse near the home of Alberto Giacometti, and developed a diverse network of friends, including fellow artists Pierre Soulages, Joan Mitchell and Sam Francis, among others.





ZAO WOU-KI



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Zao Wou-Ki with the following criteria: paintings executed between 1980 and 1995, that measure between 25 to 55 inches in height and 20 to 45 inches in width. "5.11.93" (1993), "24.11.86" (1986), and "Composition" (1987) were excluded from the comparative set due to their atypical compositions, which are dominated by large areas of monochromatic color. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "5.2.81" (1981), which sold on November 28, 2011, "Sans Title" (1981), which sold on June 29, 2003, "Composition" (1988), which sold on June 3, 1992, and "Composition" (1986), which sold on October 4, 1991. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.2% CAGR implied from selected sales occurring from October 4, 1991, to April 27, 2022.

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